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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Metalline Mining Co.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

591 257 100

(Cusip Number)

Mr. T. Barnes
Suites 3 & 4, Pollet House, Le Pollet
St. Peter Port, Guernsey, Channel Islands
+44-1481-71520

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591 257 100			Page 2 of 5

1.	Name of Reporting Person: Britannia Holdings Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Organized under the laws of Nevis

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,025,000 shares

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 3,025,000 shares

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,025,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.98%

14.	Type of Reporting Person (See Instructions): CO

CUSIP NO. 591 257 100	Schedule 13D/A	Page 3 of 5 Pages

Item 1.	Security and Issuer:

	Title of Security	Common Stock
	Name and Address of Issuer	Metalline Mining Co. (“Issuer”)
1330 E. Margaret Ave
Coeur d’Alene, ID 83815
Item 2.	Identity and Background:

(a)	Name of Person Filing	Britannia Holdings Limited (“Britannia”)

(b)	Business Address	Unit 10, Springates East, Government Rd
Charlestown, Nevis, West Indies

(c)	Business:

	• Name and Address of Organization	Britannia Holdings Limited

	• Principal Business of Organization	Investment

(d)	Criminal Proceedings; Convictions (past five years)	[not applicable]

(e)	Civil Proceedings: Judgments, etc. (past five years)	[not applicable]

(f)	Citizenship	Organized under the laws of Nevis

Officers, Directors and Controlling Persons of Britannia:

M. Salazar, who is a Director and Secretary of Britannia, is a Panama citizen. Her business address is Calle Wlvira Mendez, Vallarino Building, First Floor, Panama.

B. De Ortega, who is a Director of Britannia, is a Panama citizen. Her business address is Calle Wlvira Mendez, Vallarino Building, First Floor, Panama.

P. C. Howe, who is a Director of Britannia, is a British citizen. His business address is Suites 3 & 4, Pollet House, Le Pollet, St. Peter Port, Guernsey, Channel Islands.

Duvall Trust (Blenheim Trust Company Limited, as Trustee), is the sole shareholder of Britannia. The Duvall Trust’s principal business is investment, and is located at Suites 3 & 4, Pollet House, Le Pollet, St. Peter Port, Guernsey, GY1 1WF, and was created under Jersey law.

To the best knowledge of Britannia, during the last five years none of the above persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding as to any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

This Amendment on Schedule 13D is filed for the sole purpose of reporting the current ownership of Britannia, as of December 31, 2003. The only change in Britannia’s ownership since last reported was the expiration of stock purchase warrants for 300,000 shares in November 2002, without any of such warrants having been exercised.

CUSIP NO. 591 257 100	Schedule 13D/A	Page 4 of 5 Pages

Britannia acquired the securities reported herein for investment purposes. At this time, Britannia has no intention of acquiring additional securities of Issuer from those reported herein, although it reserves the right to make additional purchases from time to time. Any decision to make any such additional purchase will depend, however, on various factors, including, without limitation, the price of Issuer’s securities, stock market conditions and the business prospects of Issuer.

Britannia has no present intention, arrangement, or understanding to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D. Except as set forth herein, Britannia does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate Number of Shares Beneficially Owned	3,025,000 shares

	Percentage Beneficially Owned	22.98%
[Calculated in accordance with Exchange Act Rule 13d-3, based on 13,162,312 shares of common stock issued and outstanding as of January 12, 2004 (as reported in the issuer’s Form 10-KSB for the fiscal year ended October 31, 2003)]

(b)	Power to Vote and Disposition:

	Sole Power to Vote	3,025,000 shares
	Shared Power to Vote	-0- shares
	Sole Power of Disposition	3,025,000 shares
	Shared Power of Disposition	-0- shares

(c)	Transactions in Shares

In November 2002, stock purchase warrants for 300,000 shares expired in accordance with their terms without having been exercised by Britannia.

(d)	Right to Dividends or Sale Proceeds	[Not Applicable]

(e)	Beneficial Ownership of 5% or Less	[Not Applicable]

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Except as described above, neither Britannia nor any of its executive officers, directors or controlling persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Issuer, finder’s fees, joint venture, loan or option agreement, puts or calls, guarantee of profit, division of profit or loss, or the giving or withholding of proxies with respect to the issuer.

Item 7.  Material to Be Filed as Exhibits.

None

CUSIP NO. 591 257 100	Schedule 13D/A	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004
BRITANNIA HOLDINGS LIMITED

	By:	/s/ T. Barnes	/s/ M. Underdown

	Name:	T. Barnes	M. Underdown
	Title:	AUTHORISED SIGNATORIES